KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Directors
of
BNY Mellon Investment
Funds IV, Inc.:

We have examined
management of BNY
Mellon Investment
Funds IV, Inc.s
assertion, included in
the accompanying
Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of
1940, that BNY
Mellon Tax Managed
Growth Fund, BNY
Mellon Institutional
S&P 500 Stock Index
Fund, and BNY
Mellon Bond Market
Index Fund
(collectively, the
October 31st Funds)
and BNY Mellon
Floating Rate Income
Fund (the August
31st Fund)
(collectively with the
October 31st Funds,
the Funds), each a
series of BNY Mellon
Investment Funds IV,
Inc., complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2
under the
Investment
Company Act of
1940 (the Act) (the
specified
requirements) as of
June 30, 2024. BNY
Mellon Investment
Funds IV, Inc.s
management is
responsible for its
assertion. Our
responsibility is to
express an opinion
on managements
assertion about the
Funds compliance
with the specified
requirements based
on our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether managements
assertion about
compliance with the
specified requirements
is fairly stated, in all
material respects. An
examination involves
performing procedures
to obtain evidence
about whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on our
judgment, including an
assessment of the risks
of material
misstatement of
managements
assertion, whether due
to fraud or error. We
believe that the
evidence we obtained
is sufficient and
appropriate to provide a
reasonable basis for
our opinion.

We are required to be
independent and to
meet our other ethical
responsibilities in
accordance with
relevant ethical
requirements relating
to the engagement.

Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of all
securities (if any)
located in the vault
of The Bank of
New York Mellon
Corporation in 570
Washington Blvd,
Jersey City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers,
pledgees, or
transfer agents, if
any;

3.	Obtained the
Custodian
reconciliation of
security
positions held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of the
Funds securities
per the books and
records of the
Funds to those of
the Custodian;

5.	Agre
eme
nt of
pen
ding
purc
hase
and
sale
activ
ity
for
the
Fun
ds
as of
June
30,
202
4, if
any,
to
docu
men
tatio
n of
corr
espo
ndin
g
subs
equ
ent
bank
state
men
ts;



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KPMG International Limited, a private English company limited by guarantee.




6.	Agreemen
t of five
security
purchases
and five
security
sales or
maturities,
since the
date of the
last
examinati
on, from
the books
and
records of
each Fund
to
correspon
ding bank
statement
s;

7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements and
agreement of
underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance with
specified requirements.
In our opinion,
management's
assertion that the
Funds complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, with respect
to securities
reflected in the
investment accounts of
the Funds are fairly
stated, in all material
respects.

This report is intended
solely for the
information and use of
management and the
Board of Directors of
BNY Mellon Investment
Funds IV, Inc. and the
Securities and
Exchange Commission
and is not intended to
be and should not be
used by anyone other
than these specified
parties.


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May 12, 2025

Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Tax Managed
Growth Fund, BNY
Mellon Institutional S&P
500 Stock Index Fund,
and BNY Mellon Bond
Market Index Fund
(collectively, the
October 31st  Funds),
and BNY Mellon
Floating Rate Income
Fund (the August 31st
Fund) (collectively with
the October 31st Funds,
the Funds), each a
series of BNY Mellon
Investment Funds IV,
Inc., are responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also responsible
for establishing and
maintaining effective
internal controls over
compliance with those
requirements. We have
performed an evaluation
of the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Funds were in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024, with
respect to securities
reflected in the
investment accounts of
the Funds.


BNY Mellon Investment
Funds IV, Inc.




Jim Windels
Treasurer





























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